Exhibit 4.1

DESCRIPTION OF REGISTRANT’S CAPITAL STOCK
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of the terms of the World Fuel Services Corporation (the “Company”) capital stock sets forth certain general terms and provisions of our common stock. This section also summarizes relevant provisions of the Florida Business Corporation Act, which we refer to as the “FBCA.” The terms of our Restated Articles of Incorporation and Amended and Restated By-Laws, as well as the terms of the FBCA, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.
Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share (“common stock”), and 100,000 shares of preferred stock, $1.00 par value per share.
Common Stock
Voting Rights. Each outstanding share of our common stock is entitled to one vote per share.
Dividends. All shares of common stock participate equally in dividends when and as declared by our Board of Directors (our “Board”) from time-to-time out of funds properly available for the payment of dividends.
Liquidation Rights. In the event of the liquidation of our company, subject to the rights, if any, of the holders of any outstanding shares of our preferred stock, the holders of our common stock are entitled to share pro rata in the distribution of our remaining assets upon a liquidation, dissolution or winding up.
The holders of our common stock have no cumulative voting, preemptive, subscription, conversion, redemption or sinking fund rights.
Preferred Stock
Pursuant to our Restated Articles of Incorporation, our Board, without further action by our shareholders, is authorized to issue 100,000 shares of preferred stock in one or more classes or series. Our Board may fix the rights, preferences, privileges and voting powers of the shares of preferred stock, including dividend rights, conversion rights, redemption privileges, and preferences on liquidation or dissolution of each class or series of preferred stock. The shares of preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of shares of preferred stock also could have the effect, under certain circumstances, of delaying, deferring, or preventing a change of control of the Company.
Anti-Takeover Effects of our Restated Articles of Incorporation and Amended and Restated By-Laws
Our Amended and Restated By-Laws contain advance notice procedures for shareholders to make nominations of candidates for election as directors or to bring other business before the annual meeting of shareholders. As specified in our Amended and Restated By-Laws, director nominations and the proposal of business to be considered by shareholders may be made only (a) pursuant to the corporation’s notice of meeting, (b) by or at the direction of our Board (or any duly authorized committee thereof) or (c) by any shareholder who (i) is a shareholder of record at the time of giving of the notice provided for in our Amended and Restated By-Laws and at the time of the annual meeting, (ii) is entitled to vote for the election of Directors at such meeting and (iii) complies with the notice and other procedures set forth in our Amended and Restated By-Laws.
To be timely, a nomination of a director by a shareholder or notice for business to be brought before an annual meeting by a shareholder must be delivered to the Secretary of the Company not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of an annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, for notice by the shareholder to be timely, it must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting, or if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made.
Furthermore, as noted above, the issuance of shares of preferred stock could have the effect, under certain circumstances, of delaying, deferring, or preventing a change of control of the Company.
Anti-Takeover Provisions of Florida Law
We are subject to certain anti-takeover provisions that apply to public corporations under Florida law. Pursuant to Section 607.0901 of the FBCA, a publicly held Florida corporation may not engage in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” without the approval of the holders of two-thirds of the outstanding voting shares of such corporation (excluding shares held by the interested shareholder), unless:

•	the transaction is approved by a majority of disinterested directors;

•	the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least three years preceding the announcement date;

•
the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; or

•	the consideration paid to the holders of the corporation’s voting stock is at least equal to certain fair price criteria.

An “interested shareholder” is defined as a person who together with affiliates and associates beneficially owns more than 15% of a corporation’s outstanding voting shares. We have not made an election in our Amended and Restated Articles of Incorporation to opt out of Section 607.0901.
In addition, we are subject to Section 607.0902 of the FBCA which prohibits the voting of shares in a publicly held Florida corporation that are acquired in a “control share acquisition” unless (i) our Board approved such acquisition prior to its consummation or (ii) after such acquisition, in lieu of prior approval by our Board, the holders of a majority of the corporation’s voting shares, exclusive of shares owned by officers of the corporation, employee directors or the acquiring party, approve the granting of voting rights as to the shares acquired in the control share acquisition. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party to exercise or direct the exercise of the voting power of the corporation in an election of directors within any of the following ranges of voting power:

•	one-fifth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority or more of all voting power.
These statutory provisions may prevent takeover attempts that might result in a premium over the market price for shares of our common stock.
Transfer Agent
The transfer agent for our common stock is EQ Shareowner Services.
Listing
Our common stock is listed on the New York Stock Exchange under the trading symbol “INT.”

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